The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated January 24, 2017

Pricing supplement To prospectus dated April 15, 2016, prospectus supplement dated April 15, 2016, and product supplement no. 2-I dated April 15, 2016	Registration Statement Nos. 333-209682 and 333-209682-01 Dated January , 2017 Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments	$ Digital Notes Linked to the Least Performing of Gold, Silver and Grade A Copper due February 5, 2018 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek a fixed return of at least 6.00% if the Final Value of each Commodity is greater than or equal to 65% of its Initial Value, which we refer to as a Trigger Level.
•	Investors should be willing to forgo interest payments and, if the Final Value of any Commodity is less than its Trigger Level, be willing to lose some or all of their principal amount at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Commodities:	The spot price of Gold (Bloomberg ticker: GOLDLNPM), the spot price of Silver (Bloomberg ticker: SLVRLN) and the spot price of Grade A Copper (Bloomberg ticker: LOCADY) (each, a “Commodity” and collectively, the “Commodities”)
Payment at Maturity:	If the Final Value of each Commodity is greater than or equal to its Trigger Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Contingent Digital Return. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Contingent Digital Return)
If the Final Value of any Commodity is less than its Trigger Level, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Final Value of the Least Performing Commodity is less than its Initial Value. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Least Performing Commodity Return)
If the Final Value of any Commodity is less than its Trigger Level, you will lose more than 35% of your principal amount at maturity and may lose all of your principal amount at maturity.
Contingent Digital Return:	At least 6.00%, which reflects the maximum return on the notes. Accordingly, the maximum payment at maturity per $1,000 principal amount note is $1,060.
Trigger Level:	With respect to each Commodity, an amount that represents 65% of its Initial Value
Commodity Return:	With respect to each Commodity, (Final Value – Initial Value) Initial Value
Least Performing Commodity:	The Commodity with the Least Performing Commodity Return
Least Performing Commodity Return:	The lowest of the Commodity Returns of the Commodities
Pricing Date:	On or about January 24, 2017
Original Issue Date:	On or about January 27, 2017 (Settlement Date)
Ending Averaging Dates*:	January 25, 2018, January 26, 2018, January 29, 2018, January 30, 2018 and January 31, 2018
Maturity Date*:	February 5, 2018
CUSIP:	46646QVZ5
Other Key Terms:	See “Additional Key Terms” on PS-1 of this pricing supplement
*	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $8.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement

If the notes priced today, the estimated value of the notes would be approximately $978.40 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $960.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•         Product supplement no. 2-I dated April 15, 2016:
https://www.sec.gov/Archives/edgar/data/19617/000095010316012640/crt-dp64829_424b2.pdf

•         Prospectus supplement and prospectus, each dated April 15, 2016:
http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

Initial Value:	With respect to each Commodity, the Commodity Price of that Commodity on the Pricing Date
Final Value:	With respect to each Commodity, the arithmetic average of the Commodity Prices of that Commodity on the Ending Averaging Dates
Commodity Price:

With respect to Gold, on any day, the official afternoon London gold price for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars per troy ounce, as calculated and administered by independent service provider(s) pursuant to an agreement with the LBMA and displayed on the Bloomberg Professional® service (“Bloomberg”) under the symbol “GOLDLNPM” on that day

With respect to Silver, on any day, the official London silver price for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. cents per troy ounce, as calculated and administered by independent service provider(s) pursuant to an agreement with the LBMA and displayed on Bloomberg under the symbol “SLVRLN” on that day

With respect to Copper Grade A, on any day, the official cash offer price of Copper Grade A on the London Metal Exchange (the “LME”) for the spot market, stated in U.S. dollars per metric ton, as determined by the LME and displayed on Bloomberg under the symbol “LOCADY” on that day

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement: each of the Ending Averaging Dates is a “Determination Date” as described in the accompanying product supplement and is subject to postponement as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” in the accompanying product supplement.

The notes are not futures contracts or swaps and are not regulated under the Commodity Exchange Act of 1936, as amended (the “Commodity Exchange Act”). The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

JPMorgan Structured Investments — Digital Notes Linked to the Least Performing of Gold, Silver and Grade A Copper	PS- 1

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Commodities?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes that the Least Performing Commodity is Gold. We make no representation or warranty as to which of the Commodities will be the Least Performing Commodity for purposes of calculating your actual payment at maturity. In addition, each hypothetical total return or payment at maturity set forth below assumes an Initial Value of the Least Performing Commodity of $1,200 and a Trigger Level of the Least Performing Commodity of $780 (equal to 65% of its hypothetical Initial Value) and reflects the Contingent Digital Return of at least 6.00%. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Final Value of the Least Performing Commodity	Least Performing Commodity Return	Total Return
$2,160.00	80.00%	6.00%
$1,980.00	65.00%	6.00%
$1,800.00	50.00%	6.00%
$1,680.00	40.00%	6.00%
$1,560.00	30.00%	6.00%
$1,440.00	20.00%	6.00%
$1,380.00	15.00%	6.00%
$1,320.00	10.00%	6.00%
$1,260.00	5.00%	6.00%
$1,230.00	2.50%	6.00%
$1,200.00	0.00%	6.00%
$1,170.00	-2.50%	6.00%
$1,140.00	-5.00%	6.00%
$1,080.00	-10.00%	6.00%
$960.00	-20.00%	6.00%
$840.00	-30.00%	6.00%
$780.00	-35.00%	6.00%
$779.88	-35.01%	-35.01%
$720.00	-40.00%	-40.00%
$600.00	-50.00%	-50.00%
$480.00	-60.00%	-60.00%
$360.00	-70.00%	-70.00%
$240.00	-80.00%	-80.00%
$120.00	-90.00%	-90.00%
$0.00	-100.00%	-100.00%

JPMorgan Structured Investments — Digital Notes Linked to the Least Performing of Gold, Silver and Grade A Copper	PS- 2

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The price of the Least Performing Commodity increases from its Initial Value of $1,200 to a Final Value of $1,260.

Because the Final Value of the Least Performing Commodity of $1,260 is greater than its Trigger Level of $780, regardless of the Least Performing Commodity Return, the investor receives a payment at maturity of $1,060 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 6%) = $1,060

Example 2: The price of the Least Performing Commodity decreases from its Initial Value of $1,200 to a Final Value of $780.

Although the Least Performing Commodity Return is negative, because the Final Value of the Least Performing Commodity of $780 is greater than or equal to its Trigger Level of $780, the investor receives a payment at maturity of $1,060 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 6%) = $1,060

Example 3: The price of the Least Performing Commodity increases from its Initial Value of $1,200 to a Final Value of $1,440.

Because the Final Value of the Least Performing Commodity of $1,440 is greater than its Trigger Level of $780 and although the Least Performing Commodity Return of 20% exceeds the Contingent Digital Return of 6%, the investor is entitled only to the Contingent Digital Return and receives a payment at maturity of $1,060 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 6%) = $1,060

Example 4: The price of the Least Performing Commodity decreases from its Initial Value of $1,200 to a Final Value of $600.

Because the Final Value of the Least Performing Commodity of $600 is less than its Trigger Level of $780 and the Least Performing Commodity Return is -50%, the investor receives a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50%) = $500

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments — Digital Notes Linked to the Least Performing of Gold, Silver and Grade A Copper	PS- 3

Selected Purchase Considerations

•	FIXED APPRECIATION POTENTIAL — If the Final Value of each Commodity is greater than or equal to its Trigger Level, you will receive a fixed return equal to the Contingent Digital Return of at least 6.00% at maturity, which also reflects the maximum return on the notes at maturity. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Final Value of each Commodity is greater than or equal to its Trigger Level. If the Final Value of any Commodity is less than its Trigger Level, for every 1% that the Final Value of the Least Performing Commodity is less than its Initial Value, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 35% of your principal amount at maturity and may lose all of your principal amount at maturity.
•	RETURN DEPENDENT ON THE LEAST PERFORMING OF THE COMMODITIES — The return on the notes is linked to the Least Performing Commodity, which will be Gold, Silver or Grade A Copper. For additional information about the Commodities, see the information set forth under “The Underlyings — Commodities” in the accompanying product supplement.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 2-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes. Under a recent IRS notice, withholding under FATCA will not apply to payments of gross proceeds (other than any amount treated as interest) of a taxable disposition, including redemption at maturity, of the notes. You should consult your tax adviser regarding the potential application of FATCA to the notes.

JPMorgan Structured Investments — Digital Notes Linked to the Least Performing of Gold, Silver and Grade A Copper	PS- 4

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodities or in any exchange-traded or over-the-counter instruments based on, or other instruments linked to, any of the Commodities. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Least Performing Commodity and will depend on whether, and the extent to which, the Least Performing Commodity Return is positive or negative. If the Final Value of any Commodity declines below its Trigger Level, you will lose 1% of the principal amount of your notes for every 1% that the Final Value of the Least Performing Commodity is less than its Initial Value. Under these circumstances, you will lose more than 35% of your principal amount at maturity and may lose all of your principal amount at maturity.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE CONTINGENT DIGITAL RETURN — If the Final Value of each Commodity is greater than or equal to its Trigger Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return equal to the Contingent Digital Return of at least 6.00%, regardless of the appreciation of any Commodity, which may be significant.
•	YOUR ABILITY TO RECEIVE THE CONTINGENT DIGITAL RETURN MAY TERMINATE ON THE FINAL ENDING AVERAGING DATE — If the Final Value of any Commodity is less than its Trigger Level, you will not be entitled to receive the Contingent Digital Return at maturity. Under these circumstances, you will lose more than 35% of your principal amount at maturity and may lose all of your principal amount at maturity.
•	THE BENEFIT PROVIDED BY THE TRIGGER LEVEL MAY TERMINATE ON THE FINAL ENDING AVERAGING DATE — If the Final Value of any Commodity is less than its Trigger Level, the benefit provided by the Trigger Level will terminate and you will be fully exposed to any depreciation in the Final Value of the Least Performing Commodity from its Initial Value.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Furthermore, the spot prices of gold and silver are administered by the LBMA or an independent service provider appointed by the LBMA, and one of our affiliates is a price participant that contributes to the determination of the spot prices of gold andsilver.  We and our affiliates will have no obligation to consider your interests as a holder of the notes in taking any actions in connection with our role as a price participant that might affect the notes.

•	YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE VALUE OF EACH COMMODITY — Your return on the notes and your payment at maturity is not linked to a basket consisting of the Commodities. Your payment at maturity is contingent upon the performance of each individual Commodity such that you will be equally exposed to the risks related to each Commodity. The performance of the Commodities may not be correlated. Poor performance by any Commodity over the term of the notes may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Commodity. Accordingly, your investment is subject to the risk of decline in the value of each Commodity.

JPMorgan Structured Investments — Digital Notes Linked to the Least Performing of Gold, Silver and Grade A Copper	PS- 5

•	YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LEAST PERFORMING COMMODITY — Because the payment at maturity will be determined based on the performance of the Least Performing Commodity, you will not benefit from the performance of any other Commodity. Accordingly, if the Final Value of the Least Performing Commodity is less than its Trigger Level, you will lose some or all of your principal amount at maturity, even if the Final Value of any other Commodity is greater than or equal to its Trigger Level.
•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the prices of the Commodities, including:
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the actual and expected volatility in the Commodity Prices of the Commodities;
•	supply and demand trends for the Commodities;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally;

JPMorgan Structured Investments — Digital Notes Linked to the Least Performing of Gold, Silver and Grade A Copper	PS- 6

•	the actual and expected positive or negative correlation among the Commodities, or the actual or expected absence of any such correlation; and
•	a variety of other economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
•	OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMMODITY OR COMMODITY-RELATED FUTURES CONTRACTS DIRECTLY — The return on your notes will not reflect the return you would realize if you actually purchased any Commodity or exchange-traded or over-the-counter instruments based on any Commodity. You will not have any rights that holders of such assets or instruments have.
•	INVESTMENTS RELATED TO THE PRICES OF THE COMMODITIES MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The price of gold, silver and copper are subject to variables that may be less significant to the prices of traditional securities such as stocks and bonds, and where the return on the securities is not related to commodities. Variables such as those described under “— The Market Price of Gold Will Affect the Value of the Notes”, “— The Market Price of Silver Will Affect the Value of the Notes” or “— The Market Price of Copper Will Affect the Value of the Notes” below may have a larger impact on the price of the Commodities than on traditional securities. These additional variables may create additional investment risks that may cause the price of the Commodities to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates and cause the value of the notes to be more volatile than the prices of traditional securities.
•	THE MARKET PRICE OF GOLD WILL AFFECT THE VALUE OF THE NOTES — Because the notes are linked in part to gold, we expect that generally the market value of the notes will depend in part on the market price of gold. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. From time to time, above-ground inventories of gold may also influence the market. It is not possible to predict the aggregate effect of all or any combination of these factors. The price of gold has recently been, and may continue to be, extremely volatile.
•	THE MARKET PRICE OF SILVER WILL AFFECT THE VALUE OF THE NOTES — Because the notes are linked in part to silver, we expect that generally the market value of the notes will depend in part on the market price of silver. The price of silver is primarily affected by global demand for and supply of silver. Silver prices can fluctuate widely and may be affected by numerous factors. These include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events and production costs and disruptions in major silver-producing countries, such as Mexico, China and Peru. The demand for and supply of silver affect silver prices, but not necessarily in the same manner as supply and demand affect the prices of other commodities. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market. The major end uses for silver include industrial applications, jewelry and silverware. It is not possible to predict the aggregate effect of all or any combination of these factors.
•	THE MARKET PRICE OF COPPER WILL AFFECT THE VALUE OF THE NOTES — Because the notes are linked in part to the performance of the price of copper, we expect that generally the market value of the notes will depend in large part on the market price of copper. The price of copper is primarily affected by the global demand for and supply of copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for copper include the electrical and construction sectors. In recent years, demand has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and industrial development. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for copper in various applications. Their availability and price will also affect demand for copper. Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. The supply of copper is also affected by current and previous price levels, which will

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influence investment decisions in new smelters. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity. It is not possible to predict the aggregate effect of all or any combination of these factors.

•	SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The notes are not linked to a diverse basket of commodities or a broad-based commodity index. The prices of the Commodities may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the least performing of a limited number of commodities, they carry greater risk and may be more volatile than notes linked to the prices of a larger number of commodities or a broad-based commodity index.
•	AN INVESTMENT IN THE NOTES MAY BE SUBJECT TO RISKS ASSOCIATED WITH THE LBMA — The notes are linked in part to gold and silver, whose prices are determined by the LBMA or an independent service provider appointed by the LBMA. Gold and silver are traded on the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if trading gold or silver should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA prices as a global benchmark for the value of gold or silver may be adversely affected. The LBMA is a principals’ market, which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the official prices of gold or silver, which could adversely affect the value of the notes. The LBMA has no obligation to consider your interests in calculating or revising the official prices of gold or silver.
•	ON THE ENDING AVERAGING DATES, THE COPPER PRICE IS DETERMINED BY REFERENCE TO THE OFFICIAL CASH SETTLEMENT PRICE OF COPPER AS DETERMINED BY THE LME, AND THERE ARE CERTAIN RISKS RELATING TO THE COPPER PRICE BEING DETERMINED BY THE LME — The Commodity Price of copper will be determined by reference to the official cash settlement price of copper as determined by the LME. The LME is a principals’ market that operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of that contract and for monthly delivery up to 123 months forward following that third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur during the term of the notes, the official cash settlement prices of copper and, consequently, the Commodity Return of Grade A Copper, could be adversely affected. The LME has no obligation to consider your interests in calculating or revising the official cash settlement price of copper.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, the estimated value of the notes and the Contingent Digital Return will be provided in the pricing supplement and may be as low as the minimum for the estimated value of the notes and the Contingent Digital Return set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimum for the estimated value of the notes and the Contingent Digital Return.

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Historical Information

The following graphs sets forth the historical weekly performance of the Commodities from January 6, 2012 through January 20, 2017. The Commodity Price of Gold on January 23, 2017 was $1,212.85. The Commodity Price of Silver on January 23, 2017 was 1,714¢. The Commodity Price of Grade A Copper on January 23, 2017 was $5,775.00.

We obtained the Commodity Prices of the Commodities above and below from Bloomberg, without independent verification. The historical Commodity Prices of each Commodity should not be taken as an indication of future performance, and no assurance can be given as to the Commodity Prices of any Commodity on the Pricing Date or any Ending Averaging Date. There can be no assurance that the performance of the Commodities will result in the return of any of your principal amount.

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The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors ” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Commodities?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the Least Performing of the Commodities” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

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